SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                         For the Month of February 2006

                             -----------------------

                        AMERICAN ISRAELI PAPER MILLS LTD.
                 (Translation of Registrant's Name into English)
                          P.O. Box 142, Hadera, Israel
                    (Address of Principal Corporate Offices)

       Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  |X|        Form 20-F         |_|      Form 40-F

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

       NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

       NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

       Indicate  by  check  mark  whether  the   registrant  by  furnishing  the
       information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                  |_|      Yes               |X|      No

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

         Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant's press release dated February 21, 2006.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  AMERICAN ISRAELI PAPER MILLS LTD.

                                  (Registrant)

                                  By: /s/ Lea Katz
                                      ------------------------------------------
                                      Name:  Lea Katz
                                      Title: Corporate Secretary

Dated: February 21, 2006

                                  EXHIBIT INDEX

      EXHIBIT NO.      DESCRIPTION

             1.        Press release dated February 21, 2006.

                                    EXHIBIT 1


                      NEWS

                                              CLIENT:  AMERICAN ISRAELI
                                                       PAPER MILLS LTD.

                                              AGENCY CONTACT:  PHILIP Y. SARDOFF

                                              FOR RELEASE:     IMMEDIATE


           AMERICAN ISRAELI PAPER MILLS LTD. ANNOUNCES PRICE INCREASES

Hadera, Israel, February 21, 2006... American Israeli Paper Mills Ltd. (ASE:AIP) (the "Company" or "AIPM") announced today that it had notified its customers of its intention to increase prices of packaging paper in the amount of 8% starting this month.

Mondi Business Hadera Paper Ltd., an associated company, also notified its customers of a price increase of printing and writing paper in the amount of 6%-8%.

The price increases are necessary due to the global increase of pulp prices, which is partially derived from the continuing growth in demand for pulp in South East Asia, the beginning of recovery of demand for pulp in Europe and the rise in oil prices in the world. The Company cannot estimate at this stage the influence of the price increases on its financial results.